EXHIBIT 99.1

TeliaSonera Closes Deal and Acquires Chess/Sense

STOCKHOLM, Sweden, Nov. 7, 2005 (PRIMEZONE) -- TeliaSonera today announced that it had closed the deal with Vollvik Gruppen AS, 100 percent owner of Chess/Sense in Norway, to acquire 91.2 percent of the shares. The agreed price is NOK 11.03 in cash per Vollvik Gruppen AS share, equalling a total acquisition price of SEK 1,895 million (NOK 1,619 million).

"The transaction strengthens our competitiveness on the Norwegian mobile market and increases our market share to 35 percent. This is yet another step to fulfil our strategy to grow in our home markets," comments Anders Igel, President and CEO of TeliaSonera AB.

"Chess/Sense is the supreme service provider brand in Norway with a strong and content customer base. Our ambition is that Chess/Sense will continue to grow with increased support from TeliaSonera and Netcom. The company will have the benefits of both operating as a stand alone unit and getting the technological and financial support of the TeliaSonera Group," says Kenneth Karlberg, President, TeliaSonera Norway, Denmark and the Baltic countries.

The acquisition was announced 29 August 2005 and following approval from the Norwegian Competition Authority on 31 October, the parties have finalized the deal. Within three business days from today, TeliaSonera will make a voluntary offer at the same price per share (NOK 11.03) for the remaining 8.8 percent of the shares in Vollvik Gruppen AS.

Chess/Sense has 405,000 subscribers as of June 2005 and continues to operate as a service provider under its own brand on the Norwegian market. Mr. Idar Vollvik will remain as CEO of Chess/Sense and there will be no major changes in the operation of the company. Chess/Sense offices will continue to be located in Bergen.

Invitation to press conference

A press conference will be held today at 11.15 hours CET at Hotel Continental, Stortingsgatan 24/26, room "Fire arstider", Oslo.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.

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CONTACT:  TeliaSonera
          Birgitta Grafstrom, Communications Manager
          TeliaSonera Norway, Denmark and the Baltic countries
          +46-(0)8-713 58 30